82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

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04024711

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2004 APR 30 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	27.04.2004 Di
BETREFF/REF:	Press release
SEITEN/PAGES	3

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

dlw 5/4

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

April 27, 2004

FINAL YEAR 2003 RESULTS

ANOTHER RECORD RESULT – 10 % DIVIDEND INCREASE

- **Net income rose by 9.1 % to EUR 90.9 million**
- **Increase of dividend from EUR 2.00 to EUR 2.20 per share**

OUTLOOK

- **High capacity utilization during the first months of 2004**
- **Good results expected for the 1st Quarter 2004**
- **Sustained improvement of demand still not in sight**

In 2003 the Mayr-Melnhof Group once again stood up strong against the persistently sluggish economy and managed to finish the year with record earnings yet again.

GROUP KEY INDICATORS - US GAAP

consolidated, in EUR millions	2003	2002	+/-
Sales	**1,320.6**	1,265.7	+ 4.3%
Operating profit	**136.2**	135.7	+ 0.4%
Operating margin	10.3%	10.7%	
Income before income taxes and minority interests	**132.3**	132.8	- 0.4%
Net Income	**90.9**	83.3	+ 9.1%
in % of sales	6.9%	6.6%	
Earnings per share (in EUR)	8.25	7.57	
Cash earnings	**169.9**	174.7	- 2.7%
in % of sales	12.9%	13.8%	
Employees[1]	**6,806**	6,786	

[1] as of December 31

In the 2003 financial year, the Mayr-Melnhof Group achieved consolidated sales of EUR 1,320.6 million (2002: EUR 1,265.7 million). This is an increase of 4.3 %, or EUR 54.9 million and is mainly attributable to the first full-year consolidation of last year's acquisitions.

Operating profit increased from EUR 135.7 million to EUR 136.2 million. This growth is primarily attributable to MM-Graphia, which managed to increase its operating profit by EUR 13.6 million, mainly as a result of the acquisition effect. Although MM-Karton recorded a significantly lower level of capacity utilization, successful cost management measures made it possible to maintain the Group's operating margin at a sound level of 10.3 % (2002: 10.7 %).

In total, the Group reported income taxes in the amount of EUR 39.6 million (2002: EUR 48.8 million) for the 2003 financial year. As a result of tax restructuring measures, the Group's effective corporate tax rate was 29.9 %, compared to 36.7 % in the previous year.

The consolidated net income rose by 9.1 % from EUR 83.3 million to EUR 90.9 million. As a result of the share repurchase program, a basic weighted average of 11,020,561 shares was in circulation during the year. Based on that figure, the average earnings per share was EUR 8.25 compared to EUR 7.57 last year.

In line with the positive results, the Management Board will propose a 10 % increase in dividends from EUR 2,00 to EUR 2,20 EUR per share.

Outlook

During the first quarter of 2004 all three Divisions of the Mayr-Melnhof Group registered a high utilization of capacities, partially due to seasonality. MM-Karton benefited particularly from sales possibilities outside Europe. Price competition in the cartonboard as well as in the folding carton markets remains strong. Cost savings programs will therefore be continued with the highest priority. Recovered paper markets were fairly stable during the first quarter and currently show no indication of significant changes in this trend.
In total, a healthy development of period net income can be expected for the first quarter of 2004.

The current order situation at the beginning of the second quarter shows an ongoing satisfactory utilization of capacities in all Divisions. A sustained improvement of European demand however is still not in sight.

Due to the limited forecast possibilities no dependable estimate on the development of the second quarter and first half-year of 2004 can be presented at this time.

Forthcoming Results:

May 17, 2004 Results for the 1st Quarter of 2004

For further information please contact:
Stephan Sweerts-Sporck, Investor Relations, Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
Phone: +43/ 1 50136, Fax: +43/ 1 50136 1195
E-mail: investor.relations@mm-karton.com, Website: http://www.mayr-melnhof.com